S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, SUITE 300 HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 _______ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

February 5, 2015

By EDGAR

Mr. John Stickel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rainbow Coral Corp. Preliminary Proxy Statement on Schedule 14A File No. 000-55076

Dear Mr. Stickel:

This letter is in response to your letter of comment covering the captioned Proxy Statement.

We have examined Exchange Act Rule 14a-4(a)(3) that concerns the “unbundling” of separate matters submitted to a shareholder vote.

Under the terms of the reincorporation, the exchange ratio is one share of Nevada common stock for each 100 shares of Florida common stock.  The reincorporation and effective reverse split are so “inextricably intertwined” as to effectively constitute a single matter.

The resulting Nevada Articles of Incorporation authorize the issuance of a greater number of common shares and authorize the issuance of preferred shares.  The new capitalization is a direct result of the reincorporation that causes the company to be governed by a new and different charter and is not related to the exchange ratio that has the effect of a reverse split.

Therefore, we propose to “unbundle” Proposal No. 1 into (i) reincorporation from Florida to Nevada and (ii) new and different Articles of Incorporation that authorize the issuance of a greater number of common shares and preferred shares with preferences, limitations, and relative rights designated by the board of directors.

If you agree with our analysis, we will file an amended Proxy Statement reflecting the above described changes.

Yours very truly,

/s/ Robert L. Sonfield, Jr.

Robert L. Sonfield, Jr.

Managing Director

cc: Kimberly Palmer